Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

30 November 2021

Westpac and ASIC reach agreement on six regulatory matters

Westpac has announced today that it has reached agreement with ASIC to resolve six separate longstanding matters through agreed civil penalty proceedings filed in the Federal Court of Australia. The issues have all been previously disclosed and are summarised in the table below.

These matters follow regulatory investigations conducted by ASIC, many instigated following the issues being self-reported by Westpac, including some which were raised during the Royal Commission.

The majority of affected customers have been compensated, and any remaining payments will be completed as quickly as possible.

Westpac CEO, Peter King, said: “As flagged, we have been working to resolve a number of outstanding regulatory matters before the Bank. We have cooperated with ASIC through the investigations and the process to get to this resolution today.”

“This outcome is an important step forward for us as we continue to fix issues and build stronger risk foundations.

“In each of these matters, Westpac has fallen short of our standards and the standards our customers expect of us. The issues raised in these matters should not have occurred, and our processes, systems and monitoring should have been better. We are putting things right and unreservedly apologise to our customers,” Mr King said.

Westpac and ASIC will jointly submit agreed proposed penalties for each of the proceedings, totalling $113 million. These penalties are subject to court approval and have been substantially provisioned (together with anticipated legal costs) in Westpac’s Full Year 2021 results. Westpac and ASIC have also prepared Statements of Agreed Facts for each matter.

Westpac will continue to work cooperatively with ASIC to resolve the proceedings as quickly as possible.

Ends.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Table 1. List of matters agreed between Westpac and ASIC.

Matter Name	Overview
Debt Sales	Investigation into the provision of incorrect interest rate information provided by Westpac to debt purchasers.
Deceased Estates	Investigation into the charging of advice related fees to deceased customer accounts.
General Insurance	Investigation into the incorrect issuing of duplicate general insurance policies (home and contents and landlord insurance policies) without a customer’s consent.
Contribution Fees	Investigation into inadequate disclosure of adviser fees received for certain super & investment products.
Deregistered Companies	Investigation into the process for identification and management of deregistered companies, and the subsequent rectification.
Insurance in Super	Investigation into insurance in superannuation products offered by BT where customers were inadvertently charged additional advisor commissions.